EXHIBIT 12.1

	YEAR ENDED
(in thousands of U.S. dollars)	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Fixed charges:
Interest expense	$11,362	$13,134	$13,347	$17,711	$22,924
Portion of rent expense representative of interest	2,600	2,467	1,867	1,567	1,567
Total fixed charges	$13,962	$15,601	$15,214	$19,278	$24,491

Earnings:
Income from continuing operations before tax	$159,067	$162,833	$149,197	$187,689	$202,117
Fixed charges per above	13,962	15,601	15,214	19,278	24,491
Total earnings	$173,029	$178,434	$164,411	$206,967	$226,608

Ratio of earnings to fixed charges	12.23	11.44	10.81	10.74	9.25

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